
SHIN
CORPORATION


05007091

March 25, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 038/2005**

  Subject: Notification of the Board of Directors' Meeting No. 3/2005

  Date: March 25, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 28, 2005

No. SH 038/2005

March 25, 2005

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2004 in relation to the amendment of the Company's Corporate Governance Policy and the exercise of call option to early redeem the debentures

To: The President

The Stock Exchange of Thailand

The Board of Directors' Meeting of Shin Corporation Public Company Limited (the "Company") No. 3/2005 held on Friday March 25, 2005 at 14.00 hours at the Board Room, 20th floor, Shinawatra Tower 1, No. 414 Phahonyothin Road, SamsenNai, Phayathai, Bangkok, has passed the resolutions summarized as follow:

1. Acknowledged the Minutes of the Board of Directors' Meeting No. 2/2005 held on February 18, 2005.

2. Certified the correctness of the information disclosed in Form 56-1 for the year 2004.

3. Approved the Company's corporate governance policy for the year 2005, which has been amended as appropriate to be in line with the international best practices.

4. Approved the exercise of the call option to early redeem the debentures and the issuance and offering of new debentures to replace the exiting debentures, with details as follow:

   4.1 Approved the exercise of the Company's right on call option to early redeem the debentures of Shin Corporation Plc. No. 1/2002 Due. B.E. 2550, pursuant to the terms specified in Clause 8.3 of the Terms and Conditions of the existing debentures, the details of which are as follow:

   Objective: To reduce financial cost of the Company

   Date of early redemption: May 24, 2005.

   Amount of debentures to be early redeemed: 2,698,100 units

   Source of Fund for the early redemption: From the sale of new debentures by the Company and the Company's cash.

   In addition, the Executive Committee or the person(s) empowered by such Executive Committee is appointed as the authorized person(s) to perform all acts relating to the early redemption of the debentures.

4.2 The Annual General Meeting of Shareholders of the year 2002 approved the issuance and offer of the debentures by the Company in an amount not exceeding Baht 4,000 million. In the case where the Company has redeemed the debentures issued under such authorized issuance amount, the Company is entitled to issue new debentures, having the same terms as those redeemed debentures. The aggregate amount of the existing debentures and such new debentures shall not exceed Baht 4,000 million.

The Board of Directors approved the issuance and offer of the unsubordinated and unsecured debentures by the Company in an amount not exceeding Baht 3,200 million. The offering, whether domestically and/or internationally, may be made to the public and/or the institutional investors and/or private placement, in whole or in part.

In addition, the Executive Committee or the person(s) empowered by such Executive Committee is appointed as the authorized person(s) to perform all acts relating to the offering of the new debentures.



March 31, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 041/2005**

  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for 2005

  Date: March 31, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 31, 2005

SH 041/2005

March 31, 2005

Re: Notification of the Resolutions of the Annual General Meeting of Shareholders for 2005

To: The President
The Stock Exchange of Thailand

Attachments: Details of the Employee Stock Option Plan - ESOP Grant IV

The Annual General Meeting of Shareholders for 2005 of Shin Corporation Public Company Limited (the "Company") held on March 31, 2005 at the Auditorium, 9th floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok, has resolved as follows:

1. Certified the minutes of the Annual General Meeting of Shareholders for 2004, held on April 23, 2004.

2. Certified the Company's operating results for 2004 and approved the balance sheets, statement of income, and cash flow statements of 2004 ended December 31, 2004;

3. Approved the distribution of dividends to the Company's shareholders from the net profit between July 1, 2004 and December 31, 2004, at Baht 1.08 per share, totaling Baht 3,191 million. The share register book to determine the right of shareholders to receive the dividends will be closed on March 11, 2005, at 12.00 noon and the date of dividends distribution will be on April 12, 2005.

   The Company's dividends payment of the entire year 2004 (including the interim dividend payment paid from the operating results in the first haft of 2004 at Baht 0.92 per share) is accounted to be Baht 2.00 per share, or totaling approximately Baht 5,948 million.

4. Approved the appointment of four auditors of PricewaterhouseCoopers ABAS Limited as the Company's auditors for 2005 as follow:

Mr. Prasan Chuaphanich	CPA. No.3051
Ms. Nangnoi Charoenthaveesub	CPA. No. 3044
Mrs. Suwannee Bhuripanyo	CPA. No. 3371
Mr. Prasit Yuengsrikul	CPA. No. 4174

   Any of these auditors will be responsible for auditing, giving comments and signature on the Company's financial statements. The auditors' remuneration, including quarterly and annual, is up to Baht 2.31 million.

5. Approved the appointment of directors replacing those retired by rotation and the determination of the authorized signatories of the Company for 2005. The details are as follows:

5.1 The rotated directors:

- Mr. Olarn Chaipravat (Ph.D.) Vice Chairman of the Board of directors and Chairman of the Audit Committee
- Mr. Vithit Leenutaphong Audit Committee
- Mrs.Siripen Sitasuwan Director

5.2 The retiring directors are re-appointed are as follows:

- Mr. Olarn Chaipravat (Ph.D.) Vice Chairman of the Board of directors and Chairman of the Audit Committee
- Mr. Vithit Leenutaphong Audit Committee
- Mrs.Siripen Sitasuwan Director

5.3 The members of the Board of Directors will be as follows:

- Mr. Bhanapot Damapong Chairman of the Board of Directors
- Mr. Olarn Chaipravat (Ph.D.) Vice Chairman of the Board of directors and Chairman of the Audit Committee
- Dr. Virach Aphimettetamrong (Ph.D.) Audit Committee
- Mr. Vithit Leenutaphong Audit Committee
- Ms. Surasak Vajasit Director
- Mr. Boonklee Plangsiri Director
- Mr. Niwathamrong Boonsongpaisan Director
- Mr. Arak Chonlatanon Director
- Mrs.Siripen Sitasuwan Director

5.4 The authorized signatories are as follows:
"Mr. Bhanapot Damapong, Mr. Boonklee Plangsiri, Mr. Arak Chonlatanon and Mrs. Siripen Sitasuwan any two of these four directors jointly sign with the Company's seal affixed."

6. Approved, with approval of the Remuneration Committee, the directors' remuneration for 2005 is up to Baht 10,000,000. Such remuneration shall consist of salary, bonus, welfare, provident fund and meeting allowance.

   6.1 The allowance for Board meeting is Baht 25,000 each to the independent directors or outside directors of the Company only.

   6.2 The independent directors or outside directors who simultaneously act as members of any Committees of the Company shall also receive another Baht 25,000 except in the case of independent directors who act as the chairman of any Committee, who shall be paid Baht 30,000 for attending a Committee meeting.

7 Approved the issuance and offering of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant IV).

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The Company has

issued and offered ESOP for the first, the second, and the third issuances in 2002, 2003, and 2004 respectively.

For the fourth issuance (Grant IV), the Board of Directors has resolved to approve the issuance and offering of warrants of 16,000,000 units to directors and employees of the Company, equivalent to 0.54 percent of the total paid-up capital of the Company, to reserve for the exercise of the warrants. The details of the terms and conditions are shown in **Attachment.**

The Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including seeking approvals from the relevant authorities and performing any other necessary actions related to the issuance of the warrants.

8. Approved the allocation of 16,000,000 new ordinary shares, at the par value of Baht 1 each, from the remaining 814,000,000 shares which allocated to Public Offering, to reserve for the exercise of warrants under the ESOP Grant IV.
   Other related details and conditions as well as taking necessary and appropriated actions in connection with the allocation of such new ordinary shares under the ESOP, including the listing of such new ordinary shares on the Stock Exchange of Thailand will be determined at the discretion of the Executive Committee or designated person(s) by the Board of Directors.

9. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors and employees who are eligible for the warrants exceeding 5% of the total ESOP Grant IV. These directors, employees and advisors are:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Boonklee Plangsiri	6,414,600	40.09
2. Mr. Arak Chonlatanon	• 1,247,700	• 7.80
3. Mr. Somprasong Boonyachai	• 970,000	• 6.06
4. Mr. Dumrong Kasemset (Ph.D.)	• 970,000	• 6.06
5. Mrs. Siripen Sitasuwan	• 945,200	• 5.91

10. Approved the allotment of 600,000 additional ordinary shares, at the par value of Baht 1 each, from the remaining 888,256,100 unallocated shares, to reserve for exercising the right in pursuance of the ESOP warrants Grant 1, 2, and 3, due to entering into the terms and conditions of the Application Form regarding the Issuance and Offering of ESOP Program.

    Regarding the dividends payments of the company for the first half of 2004, and the second half of 2004, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I, II, and III, as stated in the Application Form regarding the Issuance and Offering of ESOP Program. The ESOP warrant holders' rights shall not be decreased.

    The Company, therefore, will allot 600,000 additional shares to be reserved for the new exercise ratio of ESOP Grant I, II and III, which will be comprised of 200,000 shares for Grant 1, 220,000 shares for Grant 2, and 180,000 shares for Grant 3.

Shin Corporation Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan – ESOP) - Grant IV

1. Objectives and necessities of offering securities to directors and employees of the Company

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

Grant I: The amount of warrants to be issued and offered in 2002 is 29,000,000 units, implying that 29,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.99 percent of the paid-up capital of the Company.

Grant II: The amount of warrants to be issued and offered in 2003 is 18,083,700 units, implying that 18,083,700 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.61 percent of the total paid-up capital of the Company.

Grant III: The amount of warrants to be issued and offered in 2004 is 13,660,200 units, implying that 13,660,200 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.46 percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in 2005 is 16,000,000 units, implying that 16,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.54 percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, III, and IV is equivalent to 2.60 percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant IV as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. Preliminary Details of Warrants in the Fourth Year Program

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	16,000,000 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	16,000,000 shares (at the par value of Baht 1), or 0.54 of the total paid-up shares.

Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting, 43.71 Baht per share.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants
Exercise Period	The Company's directors and employees could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.

Second Year — Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.

Third Year — Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principle and Conditions for Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month. **("Exercise Date")** except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors and employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and employees of he Company

3.4.1 If any director of the Company vacates of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director, employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and employees

-None-

3.7 Right Adjustment The Company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.4 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors and Employees as Calculated from the Presently Paid-up Capital:

Number of the total issued shares	= 2,954,233,217 shares (at a par value of Baht 1 each)
Number of all shares from warrant exercise	= 16,000,000 shares (at a par value of Baht 1 each)
Total number of shares after exercise of right	= 2,970,233,217 shares (at a par value of Baht 1 each)
Ratio of the existing shareholders after	= 99.46 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and employees at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares	= 2,970,233,217 shares (at a par value of Baht 1 each)
Number of reserved shares for the exercise of warrant shares to be allocated to directors and employees	= 16,000,000 shares (at a par value of Baht 1 each)

Ratio of reserved shares to total issued shares = 0.54 of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant To Be Issued and Offered.

Name	Number of Allocated Warrants (Units)	Percent of Total Allocated Warrants
1. Mr. Boonklee Plangsiri Director and Chairman of the Executive Committee	6,414,600	40.09
2. Mr. Arak Chonlatanon Director and Vice Chairman of the Executive Committee - E-Business	1,247,700	7.80
3. Mr. Somprasong Boonyachai Vice Chairman of the Executive Committee – Human Resources	970,000	6.06
4. Mr. Dumrong Kasemset (Ph.D.) Vice Chairman of the Executive Committee – Portfolio Management and Investor Relations	970,000	6.06
5. Mrs. Siripen Sitasuwan Director and Chief Financial Officer and President	945,200	5.91
6. Mr. Niwattumrong Boonsongpaisan Director and Vice Chairman of the Executive Committee – Corporate Public Relations	748,600	4.68
7. Mr. Tanadit Charoenchan Director's subsidiary and Vice President - Finance and Accounting of Shin Satellite Public Co., Ltd.	179,200	1.12
8. Mr. Chatchai Sanerkam Director's subsidiary and Deputy Managing Director of SC Matchbox Co. Ltd.	146,000	0.91

Note: The amount of warrants to be issued and offered will be 16,000,000 units.

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the

Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director, or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants

<table>
<tr><th>Name</th><th>Position</th><th>Number of Allocated Warrants (Units)</th><th>% of Total Allocated Warrants</th></tr>
<tr><td>1. Mr. Boonklee Plangsiri</td><td>Director and Chairman of the Executive Committee</td><td>6,414,600</td><td>40.09</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Shin Corporation Public Company Limited
No. of meetings 6 times Attending 6 times Not attending - times</td></tr>
<tr><td>2. Mr. Arak Chonlatanon</td><td>Director and Vice Chairman of the Executive Committee - E-Business</td><td>1,247,700</td><td>7.80</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Shin Corporation Public Company Limited
No. of meetings 5 times Attending 4 times Not attending 1 times</td></tr>
<tr><td>3. Mr. Somprasong Boonyachai</td><td>Vice Chairman of the Executive Committee – Human Resources</td><td>970,000</td><td>6.06</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Advanced Info Service Public Company Limited
No. of meetings 5 times Attending 5 times Not attending - times</td></tr>
<tr><td>4. Dr. Dumrong Kasemset</td><td>Vice Chairman of the Executive Committee – Portfolio Management and Investor Relations</td><td>970,000</td><td>6.06</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Shin Satellite Public Company Limited
No. of meetings 5 times Attending 5 times Not attending - times</td></tr>
<tr><td>5. Mrs. Siripen Sitasuwan</td><td>Director and Chief Financial Officer and President</td><td>945,200</td><td>5.91</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Shin Corporation Public Company Limited
No. of meetings 5 times Attending 4 times Not attending 1 times</td></tr>
</table>

Opinion of the Board of Directors and the Remuneration Committee

Detail of Opinion of the Remuneration Committee for ESOP program as presented in the attachment.

The total amount of warrants to be issued and offered will be 16,000,000 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.5 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Opinion of the SHIN Remuneration Committee

February 11, 2005

To : Board of Directors of Shin Corporation Public Company Limited

Whereas the Board of Directors Meeting of Shin Corporation Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Bhanapot Damapong as the Chairman of the Remuneration Committee, Mr. Olarn Chaipravat (Ph.D.) and Mr. Vithit Leenutapong as members of the Remuneration Committee to approve the names of directors, employees of the Company and subsidiaries who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees.

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Shin Corporation Public Company Limited and subsidiaries respectively, totally 5 (five) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Boonklee Plangsiri	6,414,600	40.09%
2. Mr. Arak Chonlatanon	1,247,700	7.80%
3. Mr. Somprasong Boonyachai	970,000	6.06%
4. Mr. Dumrong Kasemset (Ph.D.)	970,000	6.06%
5. Mrs. Siripen Sitasuwan	945,200	5.91%

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above five directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.

Please be informed accordingly.

Sincerely yours,

(Mr. Bhanapot Damapong)
Chairman of the Remuneration Committee for the ESOP Program
Shin Corporation Public Company Limited